

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

Via E-mail
Mr. David I. Rosenthal
Chief Financial Officer
UQM Technologies, Inc.
4120 Specialty Place
Longmont, Colorado 80504

      RE: **UQM Technologies, Inc.**
               Form 10-K for Fiscal Year Ended March 31, 2014
               Filed May 30, 2014
               File No. 001-10869

Dear Mr. Rosenthal:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Martin James

                      Martin James
                      Senior Assistant Chief Accountant